SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2, 2018

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 4.1 —

Amendment to Share and Asset Purchase Agreement by and among Alibaba Group Holding Limited, Ant Small and Micro Financial Services Group Co., Ltd., SoftBank Group Corp. and the other Parties named therein, dated February 1, 2018

Exhibit 4.2 —	Form of Second Amended and Restated Intellectual Property License Agreement by and among Alibaba Group Holding Limited, Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd.

Exhibit 4.3 —	Amended and Restated Commercial Agreement by and among Alibaba Group Holding Limited, Ant Small and Micro Financial Services Group Co., Ltd. and Alipay.com Co., Ltd., dated February 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: February 2, 2018	By:	/s/ Timothy A. STEINERT
	Name:	Timothy A. STEINERT
	Title:	General Counsel and Secretary